

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

March 2, 2007

<u>By U.S. Mail</u>

Mr. Chris Newman
Chief Financial Officer and Senior Vice President
Restoration Hardware, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

> **Re: Restoration Hardware, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2006**
> **Filed April 12, 2006**
> **File No. 0-24261**

Dear Mr. Newman:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    William Choi
                                    Branch Chief